Exhibit 4.6

HUT 8 MINING CORP.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated November 12, 2020, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 (“Q3-2020”), the audited consolidated financial statements for the year ended December 31, 2019, the annual MD&A for the year ended December 31, 2019, and the annual information form dated April 3, 2020 of Hut 8 Mining Corp., each of which is available on SEDAR at www.sedar.com.

In this MD&A, unless the context otherwise requires, all references to “we”, “us”, “our”, “Hut 8”, and “the Company” refer to Hut 8 Mining Corp. and its subsidiaries, and all references to “Management” refer to the directors and executive officers of the Company.

Unless otherwise stated, results are reported in Canadian dollars, unless otherwise noted. The Company applies International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and interpretations issued by the IFRS Interpretations Committee. In the opinion of Management, all adjustments considered necessary for a fair presentation have been included. The results presented in the MD&A are not necessarily indicative of the results that may be expected for any future period.

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. For a list of the factors that could affect the Company, please make reference to those risk factors referenced the annual information form dated April 3, 2020. Readers are cautioned that such risk factors, uncertainties and other factors are not exhaustive. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Specifically, this MD&A includes, but is not limited to, forward-looking statements regarding: the Company’s ability to meet its working capital needs at the current level for the next twelve-month period; management’s outlook regarding future trends; sensitivity analysis on financial instruments, which may vary from amounts disclosed; and general business and economic conditions.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly, or otherwise revise, any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward- looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

Non-GAAP Measures

This MD&A presents certain non-GAAP (“GAAP” refers to Generally Accepted Accounting Principles) financial measures to assist readers in understanding the Company’s performance. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Management uses these non-GAAP measures to supplement the analysis and evaluation of operating performance.

Throughout this MD&A, the following terms are used, which are not found in the Chartered Professional Accountants of Canada Handbook and do not have a standardized meaning under GAAP.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)

•	“EBITDA” represents net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization.

•	“Adjusted EBITDA” represents EBITDA adjusted to exclude share-based compensation, fair value loss or gain on revaluation of digital assets, write-offs, and costs associated with one-time transactions (such as listing fees).

•	“Adjusted EBITDA Margin” represents Adjusted EBITDA as a percentage of revenue.

EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin are used to show ongoing profitability without the impact of non-cash accounting policies, capital structure, and taxation. This provides a consistent comparable metric for profitability.

“Mining Profit” represents gross profit (revenue less cost of revenue), excluding depreciation. “Mining Profit Margin” represents Mining Profit as a percentage of revenue. Mining Profit and Mining Profit Margin show the cash expenses against the revenue without the impact of non-cash accounting policies such as depreciation.

“Cost per Bitcoin” represents cost of revenue excluding depreciation, divided by the number of bitcoin mined in the period. This metric is commonly referenced in the bitcoin mining industry and is important to gain an understanding of the profitability in reference to the price of bitcoin.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

Company

Hut 8 is a bitcoin mining company with industrial scale operations in Alberta, Canada. Hut 8 provides investors with direct exposure to bitcoin through both its bitcoin mining operation and by holding its bitcoin balance. By owning Hut 8, investors avoid the technical complexity or constraints of purchasing the underlying cryptocurrency. Investors avoid the need to create online wallets, wire money offshore, and safely store their bitcoin.

For its mining activities, Hut 8 utilizes the BlockBox Data Center AC (“BlockBox”) which is a modular, portable, and more easily upgradeable to the next generation of silicon technology. The BlockBox is customizable to difference types of mining equipment.

The Company was incorporated under the laws of the Province of British Columbia on June 9, 2011. Its registered office is located at Suite 1700, Park Place, 666 Burrard St, Vancouver, BC, Canada V6C 2X8, and the headquarter of the Company is located at 130 King St. W, Suite 1800, Toronto, ON, Canada, M5X 2A2. The Company’s financial year ends on December 31. The Company’s common shares are listed under the symbol “HUT” on the Toronto Stock Exchange and as “HUTMF” on the OTCQX Exchange.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

Summary

Q3-2020 was the first full quarter after the bitcoin halving where bitcoin production was cut in half while the network hash rate continued to rise, making it one of the most difficult periods for bitcoin miners to operate. To put this into context, it became 140% more difficult to mine for a bitcoin from just before the halving event in May 2020 to September 30, 2020, while the bitcoin price increased by 9% in that same period. The economics of mining bitcoin have significantly improved subsequent to September 30, 2020.

Hut 8 has continued to find ways to reduce costs in Q3- 2020 through a few successful initiatives in the quarter. On July 13, 2020, the Company re- negotiated its credit facility terms with Genesis Global Capital, LLC (“Genesis) and successfully reduced the interest rate from 9.85% to 8.00% per annum saving approximately $500,000 per year.

During Q3-2020, Hut 8 transferred the Clarke chips from its Drumheller facility to Medicine Hat which brought together Hut 8’s higher efficiency chips with its best electricity pricing at Medicine Hat. Also, during Q3-2020, Hut 8 completed the transfer of the management of operations of both the Medicine Hat and Drumheller facilities from Bitfury to Hut 8, providing savings of over $1.5 million per year. With full control over the sites, Hut 8 will continue to streamline operations while maintaining the highest industry standards.

Hut 8’s strategy of mining and holding bitcoin continued to pay off as there was a $5.6 million gain on the re -measurement of bitcoin holdings at the end of Q3-2020. Additionally, by only strategically selling bitcoin at higher prices, Hut 8 recorded a $0.2 million gain on use of digital assets.

Near the end of the quarter, Hut 8 completed the installation of 1,000 M31S and 1,000 M31S+ mining equipment at its Medicine Hat facility. The equipment collectively increased Hut 8’s mining power by approximately 154 PH/s using 6.7 MW of power. The remainder of the equipment purchase, which consists of 1,590 M30S units is expected to be shipped in November 2020 and provide an additional 140 PH/s using approximately 5.3MW to the Company’s current bitcoin mining fleet.

Hut 8 also achieved a milestone when they became the first company to successfully exit the TSX SandBox which solidifies Hut 8 as a TSX listed issuer. Hut 8 was also the first issuer to be listed to the TSX via the TSX Sandbox and has been trading on the senior TSX exchange since early October 2019.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

Selected Financial Information

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenue	$5,754,732	$26,749,874	$27,724,292	$67,132,276
Site operating costs	(7,871,231)	(11,353,029)	(29,120,406)	(34,372,623)
Mining profit	(2,116,499)	15,396,845	(1,396,114)	32,759,653
Mining profit margin	-37%	58%	-5%	49%

Depreciation	(3,545,173)	(8,178,269)	(17,512,599)	(24,534,807)
Gross profit	$(5,661,672)	$7,218,576	$(18,908,713)	$8,224,846
Gross profit margin	-98%	27%	-68%	12%

Expenses	(787,965)	(707,270)	(2,694,002)	(2,090,574)
Share-based compensation	(167,743)	(670,136)	479,892	(2,427,144)
Gain on use of digital assets	198,369	514,135	1,800,984	5,433,530
Revaluation of digital assets	5,577,854	(10,050,642)	13,713,962	8,243,089
Net operating income (loss)	(841,157)	(3,695,337)	(5,607,877)	17,383,747

Net finance expense	(567,787)	(1,122,930)	(1,909,354)	(3,512,166)
Foreign exchange gain (loss)	508,606	(370,374)	(772,714)	703,347
Gain on share issuance	-	-	-	951,059
Net income (loss)	$(900,338)	$(5,188,641)	$(8,289,945)	$15,525,987

Adjusted EBITDA	$(2,904,464)	$14,689,575	$(3,548,032)	$30,669,079
Adjusted EBITDA margin	-50%	55%	-13%	46%
Net income (loss) per share - basic and diluted	$(0.01)	$(0.07)	$(0.09)	$0.20

Assets
	September 30,	December 31,
	2020	2019
Total assets	$72,209,794	$71,237,244

Total non-current financial liabilities	$-	$19,807,075

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

Discussion of Operations for the three months ended September 30, 2020

During Q3-2020, the Company mined 372 bitcoin, resulting in revenue generation of $5.8 million, compared to the same period of the prior year of 1,965 bitcoin mined with revenue of $26.8 million. The bitcoin halving occurred on May 11, 2020, effectively cutting down the bitcoin production for every miner in half. This was the first quarter that every bitcoin miner, including Hut 8, experienced the full effect of the halving. This led to a difficult quarter for Hut 8 financially, especially during significant transitions on site to increase revenue and decrease costs. More than halfway through Q3-2020, Hut 8 installed 2,000 new generation bitcoin mining units and finalize the transfer of site management which will increase the profitability of Hut 8’s operations.

Hut 8 also recognized $0.5 million of hosting revenue after signing up its first client with 6MW of latest generation bitcoin mining equipment. This is a new revenue stream for Hut 8 and provides consistent recurring revenue with its available electrical capacity and existing infrastructure.

Expenses for Q3-2020 were $1 million, of which there were non-cash share- based payments of $0.2 million compared with the same period of the prior year expenses of $1.4 million of which there were non-cash share-based payments of $0.7 million. Management has worked to decrease quarterly expenses, especially after the halving occurred.

For Q3-2020, Hut 8 had a revaluation gain of $5.6 million from adjusting the value of the digital assets held in inventory to the market value on the reporting date. This gain is from the increase in bitcoin price from US$9,138 on June 30, 2020 to the September 30, 2020 price of US$10,788. Hut 8 also remained strategic at selling its bitcoin inventory for fiat currency, resulting in a realized gain on use of bitcoin $198k for the three months ended June 30, 2020, compared to the Q3-2019 gain of $514k. In future quarters, the Company would expect to see unrealized gains or losses based on the price of bitcoin on the reporting date, relative to the price on the day mined, when revenue is recorded. Hut 8 recorded negative adjusted EBITDA of $2.9 million and net loss of $0.9 million for Q3-2020 which was due to the worsening bitcoin economics.

Below is a bitcoin price chart and mining difficulty for the nine months ended September 30, 2020 (reference https://coinmarketcap.com/currencies/bitcoin):

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

Selected Quarterly Information

The following table summarizes the Company’s financial information for the last eight quarters:

All amounts in 000’s, except for share figures

	Dec 31	Mar 31	June 30	Sep 30	Dec 31	Mar 31	June 30	Sep 30
	2018	2019	2019	2019	2019	2020	2020	2020
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Revenue	$12,995	$12,102	$28,280	$26,750	$14,858	$12,740	$9,230	$5,755
Net income (loss)	(116,569)	(9,511)	30,226	(5,189)	(13,395)	(10,230)	2,840	(900)
Net income (loss) per share:
basic	(2.18)	(0.13)	0.38	(0.06)	(0.17)	(0.11)	0.03	(0.01)
diluted	n.a.	n.a.	0.38	n.a.	n.a.	n.a.	0.03	n.a.

See below for the calculation of Adjusted EBITDA for the most recent eight quarters:

All amounts in 000’s, except per share figures

	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	June 30	Sep 30
	2018	2019	2019	2019	2019	2020	2020	2020
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net income (loss)	$(116,569)	$(9,511)	$30,226	$(5,189)	$(13,395)	$(10,230)	$2,840	$(900)

Add/(deduct):
Net finance costs	-	1,184	1,205	1,123	1,273	649	693	568
Depreciation and amortization	18,037	8,178	8,178	8,178	8,519	7,009	6,958	3,545
Stock-based compensation	1,138	1,102	655	670	478	(708)	60	168
Revaluation of digital assets	7,443	(1,043)	(17,255)	10,052	3,972	1,282	(9,418)	(5,578)
Gain/loss on use of digital assets	4,273	253	(5,169)	(515)	1,288	(914)	(689)	(198)
Foreign exchange	927	(489)	(585)	370	(494)	2,354	(1,073)	(509)
Write-off	85,405	-	-	-	-	-	-	-
Other one-off items	-	-	-	-	197	-	542	-
Other gains or losses	(89)	(951)	-	-	1,018	-	-	-
Adjusted EBITDA(1)	$565	$(1,277)	$17,256	$14,689	$2,856	$(558)	$(86)	$(2,904)

(1) A non-GAAP measure defined above

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

The bitcoin mining industry does not typically have seasonality; however, the Company may have fluctuations at similar times in the year related to its electricity prices. The Company’s operations are solely out of Alberta, Canada where 42MW of power is directly from a power purchase agreement with the City of Medicine Hat and the remainder is from the Alberta electricity grid. Due to the changing weather in Alberta and seasonal electricity needs, time periods of extreme cold or extreme hot weather may result in higher electricity costs. Hut 8 manages electricity costs to avoid peak prices and is constantly monitoring its operations to maximize efficiency.

During the three months ended September 30, 2020, the Company incurred $3.86 million in electricity cost for its City of Medicine Hat site and $2.58 million for its Drumheller site. The below chart shows the effect on operations and profitability of the Company if the average cost of electricity were to increase by 10%, 20%, and 30%.

	Jul 2020	Aug 2020	Sep 2020	Total
Electricity Cost
Drumheller	889,526	834,761	853,862	2,578,149
City of Medicine Hat	991,847	1,373,016	1,494,140	3,859,003
Total	1,881,373	2,207,777	2,348,002	6,437,152

Sensitivity Analysis	Q3-2020 Actual	+10%	+20%	+30%
Electricity cost	6,437,152	7,080,867	7,724,582	8,368,297
Gross profit	(5,661,672)	(6,305,387)	(6,949,102)	(7,592,818)
% change		-11%	-23%	-34%
Net loss	(900,338)	(1,544,053)	(2,187,768)	(2,831,484)
% change		-71%	-143%	-214%

Industry Overview

Bitcoin

Bitcoin is a digital currency that allows peer- to-peer transactions globally over the internet. Bitcoin is independent of any central authority, such as a bank or government. Instead, bitcoin is governed by a pre-programmed algorithm called Secure Hash Algorithm 256 (SHA-256) that is backed by millions of computers across the world called “miners”. Bitcoin miners record transactions and check their authenticity. While fiat currencies are controlled by central banks and governments, bitcoin miners are spread out across the world and store transactions on the blockchain which is a digital public ledger that can be accessed by anyone. This global and transparent system is referred to as decentralized control as the management of bitcoin does not have a central point of failure or attack.

Unlike fiat currencies, which have an unlimited supply which is controlled by governments and central banks, the supply of bitcoin is controlled by the SHA-256 to keep its availability scarce and total supply fixed. To date, approximately 18.5 million bitcoin exist and only 21 million bitcoin will ever exist. It is expected that all bitcoin will be mined by 2140. Due to the scarcity and computational power required to mine bitcoin, it is often referred to as “digital gold”, as physical gold is also scarce and is costly to mine.

Blockchain

The bitcoin blockchain is a cloud-based digital public ledger where bitcoin transactions are grouped together and represented as a block in a network chain, containing all relevant transaction details. The bitcoin blockchain is maintained by a community of miners. All transactions on the blockchain are transparent and designed to make it impossible to add, remove or change data without being detected by users.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

Bitcoin Mining

Mining is the process of verifying bitcoin transactions by solving a computationally difficult encrypted code, called a “hash”. The hash rate is the number of attempts at solving the encryption code the equipment can process per second. Miners use equipment that produces a high hash rate, as it results in more attempts at solving the encrypted code. The average hash rate for a two- week period determines the network difficulty rate, which is set every two weeks. The network difficulty is a measure of how difficult it is to solve a block. This computational process of decrypting the code through hashing is referred to as proof of work. Bitcoin miners use powerful Application Specific Integrated Circuit (“ASIC”) computing chips to compete with each other to correctly solve the encryption code.

The power and efficiency of the ASIC chip to produce a high number of hashes is essential to successfully mining. When a miner is successful in solving the code, a block containing transactions is validated and incorporated into the blockchain resulting in an economic incentive payment for the miner in the amount of 6.25 newly minted bitcoins plus potential transaction fees. This incentive payment halves every four years, the most recent of which occurred on May 11, 2020.

When mining Bitcoin, Hut 8 measures the output to process in computer hash rates. For example, one PH/s processes one quadrillion hashes per second that constantly attempts to solve the bitcoin cryptology code and receive the bitcoin incentive payment.

Hut 8 Custody of Bitcoin

For the protection of its bitcoin on behalf of shareholders, Hut 8 does not self-custody its bitcoin. Instead, Hut 8 uses the services of BitGo Trust Company Inc. (“BitGo”). BitGo has US$100 million of insurance backing its digital asset custody and one of the highest levels of regulatory certifications in the market. BitGo is financially backed by Wall Street firms including Goldman Sachs. Hut 8 utilizes both cold and hot storage for bitcoin with BitGo.

Hut 8 continues to explore new ways to enhance the custody of its bitcoin and improve security for shareholders.

Significant Agreements

On November 29, 2017, the Company entered into a Master Data Centre Purchase Agreement (the “MPA”) with Bitfury. The MPA governs the terms and conditions for the purchase from Bitfury of certain equipment (the “Data Centres”) used for the purpose of running diverse cryptographic hash functions in connection with the mining of cryptocurrency. The MPA is for a term of five years, with two successive renewal terms of one year each.

Concurrent with the MPA, on November 29, 2017, the Company entered into a Master Service Agreement (the “MSA”) with Bitfury. In accordance with the MSA, Bitfury shall provide the management, maintenance, support, logistics and operational services (the “Services”) required to run the Data Centres. The MSA is for a term of five years, with two successive renewal terms of one year each.

On February 21, 2020, the Company and Bitfury agreed to amend these key agreements, with the intent of reducing operating costs and providing more autonomy to Hut 8 in managing its operations. Hut 8 will have improved flexibility to work with outside equipment vendors and Bitfury will have the ability to work with other miners in North America as well. On August 4, 2020 and September 2, 2020, Hut 8 completed the transfers of its City of Medicine Hat and Drumheller sites, respectively, from Bitfury.

The Company entered into definitive agreements with the City of Medicine Hat (“CMH”) for the supply of electric energy, and the lease of land upon which Hut 8 is constructed its mining facilities. For electricity, an Electricity Supply Agreement (”ESA”) was executed, whereby CMH will provide electric energy capacity of approximately 67 MW to the new Hut 8 facilities, which in conjunction with the Company’s approximate 40 MW in operation in Drumheller, will allow Hut 8 to operate at 107 MW in total. The ESA and the land lease have a concurrent term of 10 years. The minimum payments on the land lease are $1,395 per month up to December 31, 2027.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

Liquidity and Capital Resources

As at September 30, 2020, the Company had a working capital surplus of $15.4 million, (December 31, 2019 - $6.0 million) and shareholders’ equity of $41.1 million.

Net cash used in operating activities was $2.9 million, which does not include the bitcoin mined but not yet converted to cash. Cash used in investing activities amounted to $5.5 million which was mainly used for purchase of new mining equipment and electricity deposit at the Drumheller facility. Cash provided by financing activities was $7.7 million, net of the proceeds from the Company’s public offering completed on June 25, 2020.

As at September 30, 2020, the Company had cash on hand of $2.3 million (December 31, 2019 - $2.9 million) and digital assets of $41.0 million (December 31, 2019 - $27.3 million).

The Company’s ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business is dependent upon maintaining sustained profitability and maintaining the Company’s loans in good standing. There are various risks and uncertainties affecting the Company’s operations including, but not limited to, the viability of the economics of bitcoin mining, the liquidity of bitcoin, the Company’s ability to maintain its security of its digital assets and execute its business plan. The Genesis loan requires bitcoin collateral. If the bitcoin price reaches a price where Hut 8 does not have the bitcoin to sufficiently collateralize the loan, then after a cure period of 10 days, Genesis may be able to liquidate a significant portion of Hut 8’s bitcoin, demand immediate repayment of the loan, or terminate the loan agreement.

The Company’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued security, operational efficiency, revenue growth, improving overall mining profit, managing operating expenses and working capital requirements, and securing additional financing, as needed, through one or more of loans and equity investments. Given the volatility in the financial markets, it may be difficult to raise financing when needed. Failure to implement the Company’s business plan could have a material adverse effect on the Company’s financial condition and/or financial performance. Accordingly, there are material risks and uncertainties that cast significant doubt about the Company’s ability to continue as a going concern.

On November 20, 2019, the Company finalized a loan for $19,956,000 (US$15,000,000) to Genesis. The loan bears interest at 9.85% per annum, payable monthly, and matures on May 21, 2021. 85% of the loan is collateralized with bitcoin that has been transferred to Genesis. If the collateralized value of the bitcoin drops below 75% of the loan, additional bitcoin will be sent to Genesis to bring the collateral level back to 85%. Conversely, if the collateralized bitcoin value goes over 95% of the loan, bitcoin will be returned to the Company as long as the 85% level remains satisfied. These funds were used to repay the loan with Galaxy.

On February 18, 2020, the Company completed a loan extension with Genesis for $6,615,500 (US$5,000,000). The loan bears interest at 9.85% per annum, payable monthly, and matures on Feb 18, 2021. 100% of the loan is collateralized with bitcoin that has been transferred to Genesis. If the collateralized value of the bitcoin drops below 90% of the loan, additional bitcoin will be sent to Genesis to bring the collateral level back to 100%. Conversely, if the collateralized bitcoin value goes over 110% of the loan, bitcoin will be returned to the Company as long as the 100% collateral level remains satisfied. These funds were used to repay the loan with Bitfury.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

On June 25, 2020, the Company completed its public offering (the “Offering”), and, with the underwriters exercising their over-allotment option, issued 5,750,456 units (“Unit”) at a price of $1.45 per Unit for gross proceeds of $8,338,161. Each unit comprises of one common share (each a “Common Share”) and one Common Share purchase warrant of the Company (each a “Warrant”). Each Warrant entitles the holder thereof to acquire one additional common share of the Company at an exercise price of $ 1.80 per share at any time for a period of 18 months. The Warrants are determined at $2,635,544 under the related fair value approach using the Black-Scholes Option Pricing model based on the following assumptions: expected life of 1.5 years, interest rate of 0.30%, volatility of 128% and dividend yield of 0%. The Company paid commissions and fees totaling $843,541 and issued 345,027 broker warrants with a fair value of $127,986. The broker warrants are determined using the Black-Scholes Option Pricing model based on the following assumptions: expected life of 2 years, interest rate of 0.30%, volatility of 118% and dividend yield of 0%.

On July 13, 2020, the Company successfully renegotiated key terms of the loans with Genesis. The interest rate on the full amount of the loan, US$ 20 million, was reduced to 8.00% from 9.85% per annum. The bitcoin collateral required increased from 85% of the loan value to 95%. Additionally, if the price of bitcoin drops below US$6,500, the bitcoin collateral will automatically drop to 80% of the loan value, while interest rate adjusts to 10.00% per annum until the bitcoin price once again increases above US$6,500. The loan will continue indefinitely with Genesis being able to call the loan with five months’ notice, while the Company will have the option to repay with one month’s notice and no prepayment penalty.

Off-Balance Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Financial Instruments and Business Risks

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and deposits and prepaid expenses. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

For the protection of its bitcoin on behalf of shareholders, Hut 8 does not self-custody its bitcoin. Instead, Hut 8 uses the services of BitGo. BitGo has US$100 million of insurance backing its digital asset custody and one of the highest levels of regulatory certifications in the market. BitGo is financially backed by Wall Street firms including Goldman Sachs.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited and only relates to its ability to earn interest income on cash balances nominated in foreign currency at variable rates. Changes in short term interest rates will not have a significant effect on the fair value of the Company’s cash account.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company currently settles its financial obligations out of cash and cash equivalents and digital assets. The Company has a planning and budgeting process to help determine the funds required to support the Company’s normal spending requirements on an ongoing basis and its expansionary plans.

As at September 30, 2020 the contractual maturities of financial liabilities, including estimated interest payments are as follows:

	Carrying	Contractual
	amount	cash flows	Within 1 year	1 to 2 years	2 to 5 years	5+ years
Accounts payable and accrued liabilities	$4,090,633	$4,090,633	$4,090,633	$-	$-	$-
Loans payable and interest	26,678,000	28,812,240	28,812,240	-	-	-
Lease commitments	328,311	691,651	35,577	35,577	69,231	551,266
	$31,096,944	$33,594,524	$32,938,450	$35,577	$69,231	$551,266

Foreign Currency Risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Foreign currency risk arises from financial instruments (including cash and cash equivalents) that are denominated in a currency other than Canadian dollars, which represents the functional currency of the Company. The Company’s functional currency is the Canadian dollar and most purchases are transacted in Canadian dollars. The Company has also transacted in US Dollars to purchase mining equipment from Bitfury and with loans payable denominated in US Dollars. Management currently does not hedge its foreign exchange risk.

Concentration Risk

Concentration risk arises as a result of the concentration of exposures within the same category, whether it is geographical location, product type, industry sector or counterparty type. Currently, the Company has its investment highly concentrated in a single asset, bitcoin. The Company tracks the market price of bitcoin, less the Company’s liabilities and expenses, by investing in the assets of the company in bitcoin.

Price Volatility Risk

The Company is at risk due to a wide fluctuation in the price of bitcoin, the speculative nature of the underlying asset, and negative media coverage. Downward pricing of bitcoin may adversely affect investor confidence, and subsequently, the value of the Company’s bitcoin inventory, its stock price, and profitability.

Security Risk

Bitcoins are controllable only by the possessor of both the unique public key and private key relating to the local or online digital wallet in which the bitcoins are held. The bitcoin network requires a public key relating to a digital wallet to be published when used in a spending transaction and, if keys are lost or destroyed, this could prevent trading of the corresponding bitcoins.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the bitcoin exchange market since the launch of the bitcoin network. Any security breach caused by hacking could cause loss of bitcoin investments.

Bitcoin Network Risk

The open-source structure of the bitcoin network protocol means that the core developers of the bitcoin network and other contributors are generally not directly compensated for their contributions in maintaining and developing the bitcoin network protocol. A failure to properly monitor and upgrade the bitcoin network protocol could damage the bitcoin network.

Digital Assets and Risk Management

Digital assets are measured using level two fair values, determined by taking the rate from Coinmarketcap.com.

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation, and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of bitcoin; in addition, the Company may not be able liquidate its inventory of digital assets at its desired price if required. A decline in the market price for bitcoin could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of bitcoin.

Bitcoin has a limited history and the fair value historically has been volatile. Historical performance of bitcoin is not indicative of its future price performance. The Company’s digital assets currently solely consist of bitcoin.

Related Party Transactions

See the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020, for related party transactions with respect to share issuances.

During the three and nine months ended September 30, 2020, the Company was charged $325,884 (2019 - $5,419,253) and $ 2,259,087 (2019 - $15,475,339), respectively, in site operating costs by Bitfury. The reduction in cost is the result of the Company taking over the site management from Bitfury. As at September 30, 2020, $658,868 (September 30, 2019 - $166,814) was owed to Bitfury, which has been included in accounts payable.

The Company also made payment to Andrew Kiguel, the previous CEO, through his numbered corporation 1138029 B.C. Ltd, a one-time $500,000 consulting fee to assist with the transition to the Interim CEO.

These transactions were made on terms equivalent to those that prevail in arm’s length transactions.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

Critical Accounting Estimates and Accounting Policies

The following are the estimates and assumptions that have been made in applying the Company’s accounting policies that have the most significant effect on the amounts in the unaudited condensed consolidated interim financial statements:

i.       Fair value measurement of stock options and broker warrants

The Company measures the cost of equity-settled transaction by reference to the fair value of the equity instruments at the date on which they are granted. Estimating fair value requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires the determination of the most appropriate inputs to the valuation model including the expected life of the broker warrants, volatility and dividend yield and making assumptions about them.

ii.       Revenue recognition

The Company recognizes revenue from the provision of transaction verification services within the bitcoin blockchain, and as consideration for these services, the Company receives bitcoin. Revenue is measured based on the fair value of the bitcoin received. The fair value is determined using the closing bitcoin price each day per Coinmarketcap. The Company is relying on the data available at Coinmarketcap to be an accurate representation of the closing price for the digital assets.

iii.       Fair value of digital assets

Digital assets, consisting solely of bitcoin, are measured at fair value using the quoted price on Coinmarketcap. Management considers this fair value to be a level two input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges. The bitcoin is valued based on the closing price obtained from Coinmarketcap at the reporting period corresponding to the digital assets mined by the Company.

The Company’s determination to classify its holding of bitcoin as current assets is based on management’s assessment that its bitcoin held can be considered a commodity and the availability of liquid markets to which the Company may sell a portion or all of its holdings.

iv.       Non-monetary transactions

Non-monetary transactions for the exchange of bitcoin for various goods and services are measured at the fair value determined from the exchange amount. Fair value of the bitcoin is determined at the time of transaction.

v.       Share based transactions

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

The Company issued broker warrants as part of brokered private placement offering for common shares. Broker warrants are measured at fair value at the date of the offering and accounted for as a separate component of shareholders’ equity. When the broker warrants are exercised, the proceeds received together with the related amount allocated as a separate component of shareholders’ equity are allocated to capital stock. If the broker warrants expire unexercised, the related amount separately allocated to shareholders’ equity is allocated to contributed surplus.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

vi.       Useful life of mining equipment

Management is depreciating mining equipment using a straight-line basis, with a useful life of:

Seacan containers and supporting infrastructure	4 years
Mining servers	2 years

The mining equipment is used to generate bitcoin. The rate at which the Company generates digital assets and, therefore, consumes the economic benefits of its mining equipment are influenced by several factors including, but not limited to, the following:

•	The complexity of the mining process which is driven by the algorithms contained within the digital assets open source software; and

•	Technological obsolescence reflecting rapid development in the mining machines such that more recently developed hardware is more economically efficient to run in terms of digital assets mined as a function of operating costs, primarily power costs (ie., the speed of mining machines evolution in the industry) is such that later mining machine models generally have faster processing capacity combined with lower operating costs and a lower cost of purchase.

Based on the Company and the industry’s limited history to date, management is limited by the market data available. Furthermore, the data available also includes data derived from the use of economic modelling to forecast future digital assets and the assumptions included in such forecasts, including digital asset’s price and network difficulty, and derived from management’s assumptions. Based on current data available, management has determined that the straight-line method of amortization best reflects the current expected useful life of mining equipment. Management will review their estimates at each reporting date and will revise such estimates as and when data become available. Management will review the appropriateness of its assumption related to residual value at each reporting date.

vii.       Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. The Company has not recognized the value of any deferred tax assets in its statements of financial position.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained based on its technical merits. The Company measures and records the tax benefits from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company’s estimated liabilities related to these matters are adjusted in the period in which the uncertain tax position is effectively settled, the statute of limitations for examination expires or when additional information becomes available. The Company’s liability for unrecognized tax benefits requires the use of assumptions and significant judgment to estimate the exposures associated with our various filing positions. Although the Company believes that the judgments and estimates made are reasonable, actual results could differ and resulting adjustments could materially affect our effective income tax rate and income tax provision.

The Company has earned bitcoin from the commercial activity of bitcoin mining. The Company has followed the published Canada Revenue Agency (“CRA”) view that bitcoin is a commodity and inventory of the business, the value of which is included in the calculation of taxable income from the business. Bitcoin is valued in accordance with Section 10 of the Income Tax Act. Revenue from bitcoin mining is included in taxable income when the bitcoin earned is sold or exchanged for cash or another asset. There is uncertainty regarding the taxation of cryptocurrency and the CRA may assess the Company differently from the position adopted. This could result in additional current taxes payable with equal offset to deferred tax expense.

Hut 8 Mining Corp.

Management’s Discussion and Analysis

Amended and Restated

For the three and nine months ended September 30, 2020

Capital Management

The Company’s capital currently consists of Common Shares. The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to have sufficient capital to be able to identify, evaluate and then acquire an interest in a business or assets. The Company does not have any externally imposed capital requirements to which it is subject. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares.

Management’s Report on Disclosure Controls and Procedures and Internal Control over Financial Reporting

Management is committed to delivering timely and accurate disclosure of all material information.

Disclosure controls and procedures ensure that reporting requirements are satisfied, and that material information is disclosed in a timely manner. Due to the limitation on the ability of the officers to design and implement cost-effective policies for disclosure controls and procedures and internal control over financial reporting, the officers are not making representations that such controls and procedures would identify and allow for reporting material information on a timely basis, nor are they representing that such procedures are in place that provide reasonable assurance regarding the reliability of financial reporting.

However, as permitted for TSX issuers, the CEO and CFO individually have certified that after reviewing the unaudited condensed consolidated interim financial statements for the three months and nine months ended September 30, 2020 and this MD&A of the Company, there are no material misstatements or omissions, and the filing materially presents the unaudited condensed consolidated interim financial position and consolidated results of operations and cash flows for the three months and nine months ended September 30, 2020 and all material subsequent activity up to November 12, 2020.

Share Capital

As of the date of this MD&A, the Company has issued, and outstanding share capital comprised of 96,732,324 Common Shares, 795,000 stock options, 8,317,205 warrants, and 406,667 restricted share units.

Additional information and other publicly filed documents relating to the Company are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.